Exhibit 99

December 23, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that a meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) is scheduled to be held on Saturday, January 17, 2026 to inter-alia consider and approve the unaudited standalone and consolidated financial results of the Bank for the quarter / nine-months ending December 31, 2025.

We also wish to inform you that the window for trading in securities of the Bank shall remain closed from Thursday, December 25, 2025 to Monday, January 19, 2026 (both days inclusive) for the designated employees and their immediate relatives pursuant to the Bank’s share dealing code.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight